PricewaterhouseCoopers

             REPORT ON EXAMINATION OF SECURITIES PURSUANT TO RULE 17F-2

To the Board of Directors of Dresdner RCM Global Small Cap Fund:

We have examined the securities represented by the investment accounts included on the books and records of Dresdner RCM Global Small Cap Fund ("The Fund") for the period from the date of our last similar examination on February 28, 1997 to December 31, 1997. Our examination was performed without prior notice to the Fund and in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended. It is understood that this report is solely for the use of management of Dresdner RCM Global Small Cap Fund and the Securities and Exchange Commission and should not be used for any other purpose.

We performed the following procedures with respect to securities owned by The Fund as of the close of business on December 31, 1997:

     All securities owned by the Funds are custodied with State Street Bank and Trust Company ("State Street"). All Deutschemark denominated securities held by the Fund will be custodied with Dresdner Bank AG as Sub Custodian for State Street. All securities custodied with Dresdner Bank AG are custodied in book entry method. All Deutschemark denominated securities owned by Dresdner RCM Global Small Cap Fund are held in an individual account.

     We reviewed State Street's daily exception report which compares the safekeeping report of securities held by the Fund to those held by Dresdner Bank AG on an individual account basis, from February 28, 1997 (the date of our last security count) to December 31, 1997 noting that the exceptions on the report, if any, for the Fund had been resolved during the period. We agreed securities shown on the State Street safekeeping report to Dresdner Bank AG's custody statement as of the count date.

     Securities designated as securities of the Fund on State Street's safekeeping report were traced to the books and records of the Fund, noting agreement except for securities purchased/sold but not received/delivered on that date, as to which we requested confirmation from the brokers.

     We reviewed the daily reconciliation between Dresdner Bank's records and the records of the central depository, Deutscher Kassenverein AG, ("the DKV") and noted that the exceptions or unmatched items on the report, if any, had been resolved in a timely manner during the period.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the specified investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report related only to the investments specified above and does not extend to any financial statements of Dresdner RCM Global Small Cap Fund taken as a whole.



                                             /s/ PricewaterhouseCoopers LLP

                                                 PricewaterhouseCoopers LLP

Boston, Massachusetts
September 21, 1998


                                UNITED STATES                                ------------------------------
                      SECURITIES AND EXCHANGE COMMISSION                               OMB APPROVAL
                           WASHINGTON, D.C. 20549                            ------------------------------
                                                                             OMB Number:         3235-0360
                                   FORM N-17f-2                              Expires:
              Certificate of Accounting of Securities and Similar            Estimated average burden
                         Investments in the Custody of                       hours per response.....  0.05
                        Management Investment Companies                      ------------------------------

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1.   Investment Company Act File Number:                                    Date examination completed:
811-  09100                                                                      December 31, 1997
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2.   State identification Number:
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     AL               AK               AZ              AR               CA               CO
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     CT               DE               DC              FL               GA               HI
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     ID               IL               IN              IA               KS               KY
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     LA               ME               MD              MA               MI               MN
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     MS               MO               MT              NE               NV               NH
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     NJ               NM               NY              NC               ND               OH
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     OK               OR               PA              RI               SC               SD
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     TN               TX               UT              VT               VA               WA
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     WV               WI               WY              PUERTO RICO
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     Other (specify):
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3.   Exact name of investment company as specified in registration statement:
        Dresdner RCM Global Small Cap Fund
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4.   Address of principal executive office (number, street, city, state, zip code):
        4 Embarcadero Center, San Francisco, CA 94111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

      THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT